
04019730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Capital Markets Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Ridge Lake Blvd., Suite 400
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley M. Martin, Senior Vice President and Chief Financial Officer (901) 842-3842 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 Memphis, Tennessee 38103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

NBC CAPITAL MARKETS GROUP
OATH OR AFFIRMATION

I, Bradley M. Martin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NBC Capital Markets Group, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Bradley M. Martin
Senior Vice President and CFO

Notary Public

MY COMMISSION EXPIRES APRIL 25, 2007

This report ** contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
x	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
x	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
x	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17(a)-5(e)(3).*



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors and Stockholders
NBC Capital Markets Group:

We have audited the accompanying statement of financial condition of NBC Capital Markets Group (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NBC Capital Markets Group as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
February 24, 2004



NBC CAPITAL MARKETS GROUP

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 2,291,530
Cash and securities segregated for regulatory purposes (note 2)	6,488,500
Securities purchased under agreements to resell	78,071,875
Customers receivables	3,094,236
Brokers and dealers receivables (note 3)	30,140,059
Interest and principal receivable	1,336,340
Securities owned, at fair value (note 4):	
U.S. Government or its agencies	73,760,470
Corporate obligations	202,427,752
State and municipal obligations	685,866
Other	302,395
Total securities owned	277,176,483
Furniture, fixtures and equipment, at cost, net of accumulated depreciation and amortization of $2,780,805	915,675
Deferred tax asset (note 8)	897,169
Other assets, net	1,680,151
	$ 402,092,018

Liabilities and Stockholders' Equity

Liabilities:	
Short-term borrowings from a related party (note 5)	$ 231,732,585
Payable to clearing agent and brokers and dealers (note 4)	20,840,835
Securities sold, not yet purchased, at fair value	80,587,594
Customer payables	267,096
Interest payable	537,410
Accounts payable and accrued expenses	1,805,885
Accrued compensation	6,079,206
Due to affiliates (notes 7 and 8)	6,534,875
Total liabilities	348,385,486
Stockholders' equity (note 6):	
Common stock (Authorized 100,000 shares, issued and outstanding 10,000 shares $1.00 par value)	10,000
Additional paid-in capital	8,993,025
Retained earnings	44,703,507
Total stockholders' equity	53,706,532
Commitments and contingencies (notes 9, 10 and 11)	
Total liabilities and stockholders' equity	$ 402,092,018

See accompanying notes to financial statements.



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report on Internal Accounting Control Required by Sec Rule 17a-5

The Board of Directors and Stockholders
NBC Capital Markets Group:

In planning and performing our audit of the financial statements of NBC Capital Markets Group (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC.

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

